Exhibit 10.12

[Letterhead of Potlatch]

CONFIDENTIAL

July 23, 2008

Mr. Thomas H. Carter

Dear Tom:

The purpose of this letter is to confirm the terms of the verbal offer that I have made to you for the position of Vice President, Special Projects at Potlatch Corporation and, as of the effective date of the anticipated spin-off of Potlatch’s pulp-based manufacturing facilities, your employment with Clearwater Paper Corporation as Vice President, Human Resources. On the effective date of the spin-off, your employment with Potlatch shall cease automatically and you will then be employed by Clearwater1. This position will report directly to me and will be located in Spokane. As discussed, I hope that you can start work by Monday, August 11, 2008.

The base salary for this position is $230,040 per year, and regular pay is made semi-monthly. This offer is subject to the standard pre-employment requirements of a drug screen, physical and background investigation. The appropriate forms and instructions will be provided to you by Human Resources to complete the pre-employment requirements.

The position’s salary grade is 57, and the target bonus is 45% of your base salary earnings for each plan (calendar) year. The standard bonus at target level would be $103,500 (but would be prorated for the 2008 award year based on the portion of the year you are participating in the plan). Awards are not guaranteed, but are based on the performance of the corporation, as well as your individual performance.

Beginning in 2009, you will participate in Clearwater’s long-term incentive program. The current target for your position is 75% of the salary range midpoint. The form of long-term incentive delivery (e.g., performance shares, stock options, restricted stock units, etc.) will be decided by the Executive Compensation Committee of the Clearwater Paper Corporation Board of Directors.

In addition to the compensation described in this letter, you will be granted $100,000 worth of restricted stock units following the spin-off. The number of shares awarded shall be determined using the ten-day average closing price of Clearwater stock on the New York Stock Exchange (“NYSE”) starting the 31st day following the spin-off. The vesting schedule is 20% on each of your first two anniversary dates of the grant and 60% on your third anniversary date of the grant. The RSU award, along with all additional shares attributable to dividend equivalents, will be distributed on the third anniversary of the grant date, in stock, unless you elect to defer receipt of the stock units to a future date (in accordance and in compliance with Section 409A of the Internal Revenue Code).

[1]

You will not be eligible for any severance payment or benefits as a result of your separation from Potlatch to become employed by Clearwater, and as of the spin-off, Clearwater shall assume all rights and obligations of Potlatch regarding your employment.

As an officer of Clearwater, you will be expected to acquire ownership of two (2) times your base salary in shares of Clearwater stock within five (5) years from attaining this position. Shares that count toward the ownership guidelines are: those acquired through independent purchase; shares acquired and held in Clearwater’s 401(k) Savings Plan; those acquired through any of Clearwater’s Stock Incentive Plans, including performance shares upon being paid out and restricted stock units upon becoming vested; and shares acquired through awards under the Annual Incentive Plan, including awards deferred in stock units. Progress toward ownership will be covered annually at a Board of Directors meeting.

Until such time as the spin-off occurs, you will be eligible for Temporary Living expenses. After the spin-off, you will be eligible for Clearwater’s – Salaried Employees Eligible for Annual Incentive Plan (AIP) Relocation Policy. Marty Rothschild of Human Resources will send you the relocation policy information.

As a full-time salaried employee, you are eligible to participate in Potlatch’s health and welfare and pension plans, effective upon your date of hire. You will also be eligible to participate in the 401(k) savings plan on the first day of the month following your date of hire. Enrollment forms and additional detail will be provided to you during your new hire orientation. On the date the spin-off occurs, if applicable, all benefit plans will be transferred from Potlatch to Clearwater, including any benefit service that you start accruing, retroactive to your date of hire with Potlatch. For 2008, you will be eligible for one week of paid vacation. Beginning in 2009, you will be eligible for four weeks vacation.

In the event the spin-off does not become effective on or before July 1, 2009, and you and Potlatch fail to reach a mutually agreeable arrangement to continue your employment, your employment with Potlatch will cease effective July 1, 2009. In lieu of any other severance, you will, upon execution of a release and the expiration of any revocation period, be eligible for a lump sum cash payment equivalent, before taxes and deductions, to the sum of your annual bonus payout, at target (45%), for the year in which your separation occurs and the cash value of the first tranche of RSUs (20%). Your acceptance of this letter shall constitute your agreement that you will not be entitled to any benefits under any of Potlatch’s severance benefit plans.

You will be an employee at will and this offer of employment does not constitute an employment contract.

Tom, I am very pleased to extend this offer and we are excited to have you join my leadership team. Please indicate your acceptance in the space designated below.

Sincerely,

/s/ Gordon L. Jones
Gordon L. Jones
Executive Vice President
Potlatch Corporation

cc:	Jane E. Crane

/s/ Thomas H. Carter	7-24-08
Accepted	Date

October 9, 2008

VIA EMAIL

Thomas H. Carter

Re:	Acknowledgment

Dear Tom:

Reference is made to the attached employment agreement dated July 23, 2008. Potlatch Forest Products Corporation, a Delaware corporation to be renamed Clearwater Paper Corporation, hereby acknowledges and agrees to assume the obligations under the offer letter effective as of the date that the spin-off transaction referred to therein is consummated.

Sincerely,

Potlatch Forest Products Corporation, A Delaware corporation
(to be renamed Clearwater Paper Corporation)

By:	/s/ Jane Crane
Jane Crane, Vice President Human Resource

Potlatch Forest Products Corporation

601 West First Avenue • Suite 1600 • Spokane, WA 99201	WWW.POTLATCHCORP.COM